FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, October 28, 2020

Ger. Gen. No. 20/2020

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref. Additional Information to Significant Event in response to Official Request 51995 of 23.10.2020

Dear Sir,

As required by the Financial Market Commission in the Ordinary Official Request No. 51995 issued on October 23, 2020, I, duly authorized, hereby come to provide the following additional information related to the merger by incorporation, hereinafter the “Merger”, through which Enel Américas S.A. will acquire the ownership and control of the subsidiaries of unconventional renewable energy that Enel Green Power S.p.A., a related company, owns in Central and South America (except Chile), hereinafter the “Subsidiaries.” The Merger was the subject of the Significant Events issued on September 21, 2020, and October 9, 2020:

1.	The completion of the Merger through which Enel Américas S.A. will absorb EGP Américas SpA and, consequently, incorporate the Subsidiaries that the latter shall include, requires the implementation of the preparatory actions described in (i) and (ii). It should be noted that such preparatory actions will be carried out directly by Enel SpA, Enel Américas S.A.´s Italian parent company and without its intervention, since they represent its internal redistributions:

(i)	The division of Enel Green Power SpA, (100% Italian subsidiary of Enel SpA) and the creation of a new Italian company, as result of that excision, called Enel Rinnovabili Srl, (100% Italian subsidiary of Enel SpA), to which the Subsidiaries shall be assigned, and

(ii)	International merger through which EGP Américas SpA (100% Chilean subsidiary of Enel SpA, information on which was provided in the Significant Event issued on October 9) will absorb Enel Rinnovabili Srl (100% Italian subsidiary of Enel SpA). Enel S.p.A., as the sole shareholder of Enel Rinnovabili Srl and EGP Américas SpA, shall approve the international merger.

The transfer of the Subsidiaries from Enel Rinnovabili Srl to EGP Américas SpA, via the international merger, is expected to take place during the first quarter of 2021. Therefore, the transfer is necessary to legally approve the Merger.

The transfer of Subsidiaries from EGP Americas to Enel Américas S.A. via the Merger is expected to take place during the second quarter of 2021 as announced to the market on September 22, 2020.

2.	The Subsidiaries to be integrated into Enel Américas S.A. through the Merger are as follows[1]:
COUNTRY	COMPANIES

Argentina	1. Enel Green Power Argentina S.A.
2. Parque Solar Cauchari IV S.A.

Brazil	1. Alba Energia Ltda
2. Alvorada Energia S.A.
3. Apiacás Energia S.A.
4. Bondia Energia Ltda
5. Central Geradora Fotovoltaica Bom Nome Ltda
6. Enel Green Power Aroeira 01 S.A.
7. Enel Green Power Aroeira 02 S.A.
8. Enel Green Power Aroeira 05 S.A.
9. Enel Green Power Aroeira 06 S.A.
10. Enel Green Power Aroeira 07 S.A.
11. Enel Green Power Boa Vista Eólica S.A.
12. Enel Green Power Brasil Participações Ltda (*)
13. Enel Green Power Brejolândia Solar S.A.
14. Enel Green Power Cabeça de Boi S.A.
15. Enel Green Power Cerrado Solar S.A.
16. Enel Green Power Cristal Eólica S.A
17. Enel Green Power Cumaru 01 S.A.
18. Enel Green Power Cumaru 02 S.A
19. Enel Green Power Cumaru 03 S.A
20. Enel Green Power Cumaru 04 S.A
21. Enel Green Power Cumaru 05 S.A.
22. Enel Green Power Cumaru Participações S.A
23. Enel Green Power Cumaru Solar 01 S.A.
24. Enel Green Power Cumaru Solar 02 S.A.
25. Enel Green Power Damascena Eólica S.A.
26. Enel Green Power Delfina A Eólica S.A.
27. Enel Green Power Delfina B Eólica S.A.
28. Enel Green Power Delfina C Eólica S.A.
29. Enel Green Power Delfina D Eólica S.A.
30. Enel Green Power Delfina E Eólica S.A.
31. Enel Green Power Desenvolvimento Ltda
32. Enel Green Power Dois Riachos Eólica S.A.
33. Enel Green Power Emiliana Eólica S.A.
34. Enel Green Power Esperança Eólica S.A.
35. Enel Green Power Esperança Solar S.A.

1It is hereby indicated that Enel Green Power SpA participates in the subsidiaries directly or indirectly, in the latter case through a Chilean holding company called Energy and Services South America SpA. The latter company has no operations in Chile and is the owner, among others, of 100% of Enel Green Power Costa Rica S.A.

36. Enel Green Power Fazenda S.A.
37. Enel Green Power Fontes dos Ventos 02 S.A.
38. Enel Green Power Fontes dos Ventos 03 S.A.
39. Enel Green Power Fontes Solar S.A.
40. Enel Green Power Horizonte MP Solar S.A.
41. Enel Green Power Ituverava Norte Solar S.A.
42. Enel Green Power Ituverava Solar S.A.
43. Enel Green Power Ituverava Sul Solar S.A.
44. Enel Green Power Joana Eólica S.A.
45. Enel Green Power Lagoa do Sol 09
46. Enel Green Power Lagoa do Sol 1 S.A.
47. Enel Green Power Lagoa do Sol 2 S.A.
48. Enel Green Power Lagoa do Sol 3 S.A.
49. Enel Green Power Lagoa do Sol 4 S.A.
50. Enel Green Power Lagoa do Sol 5 S.A.
51. Enel Green Power Lagoa do Sol 6 S.A.
52. Enel Green Power Lagoa do Sol 7 S.A.
53. Enel Green Power Lagoa do Sol 8 S.A.
54. Enel Green Power Maniçoba Eólica S.A.
55. Enel Green Power Modelo Eólica I S.A.
56. Enel Green Power Modelo Eólica II S.A.
57. Enel Green Power Morro do Chapéu Eólica I S.A.
58. Enel Green Power Morro do Chapéu Eólica II S.A.
59. Enel Green Power Mourão S.A.
60. Enel Green Power Paranapanema S.A.
61. Enel Green Power Pau Ferro Eólica S.A.
62. Enel Green Power Pedra do Gerônimo Eólica S.A.
63. Enel Green Power Primavera Eólica S.A.
64. Enel Green Power Salto Apiacás S.A.
65. Enel Green Power São Abraão Eólica S.A.
66. Enel Green Power São Gonçalo 1 S.A.
67. Enel Green Power São Gonçalo 10 S.A.
68. Enel Green Power São Gonçalo 11 S.A
69. Enel Green Power São Gonçalo 12 S.A
70. Enel Green Power São Gonçalo 14 S.A
71. Enel Green Power São Gonçalo 15 S.A
72. Enel Green Power São Gonçalo 17 S.A.
73. Enel Green Power São Gonçalo 18 S.A.
74. Enel Green Power São Gonçalo 19 S.A.
75. Enel Green Power São Gonçalo 2 S.A.
76. Enel Green Power São Gonçalo 21 S.A.
77. Enel Green Power São Gonçalo 22 S.A.
78. Enel Green Power São Gonçalo 3 S.A.
79. Enel Green Power São Gonçalo 4 S.A.
80. Enel Green Power São Gonçalo 5 S.A.
81. Enel Green Power São Gonçalo 6 S.A.
82. Enel Green Power São Gonçalo 7 S.A.
83. Enel Green Power São Gonçalo 8 S.A.
84. Enel Green Power São Judas Eólica S.A.
85. Enel Green Power São Micael 01
86. Enel Green Power São Micael 02
87. Enel Green Power São Micael 03
88. Enel Green Power São Micael 04
89. Enel Green Power São Micael 05
90. Enel Green Power Tacaicó Eólica S.A.
91. Enel Green Power Ventos de Santa Ângela 1 S.A.
92. Enel Green Power Ventos de Santa Ângela 2 S.A.

93. Enel Green Power Ventos de Santa Ângela 3 S.A.
94. Enel Green Power Ventos de Santa Ângela 4 S.A.
95. Enel Green Power Ventos de Santa Ângela 5 S.A.
96. Enel Green Power Ventos de Santa Ângela 6 S.A
97. Enel Green Power Ventos de Santa Ângela 7 S.A
98. Enel Green Power Ventos de Santa Ângela 8 S.A
99. Enel Green Power Ventos de Santa Ângela 9 S.A
100. Enel Green Power Ventos de Santa Ângela 10 S.A
101. Enel Green Power Ventos de Santa Ângela 11 S.A
102. Enel Green Power Ventos de Santa Ângela 14 S.A
103. Enel Green Power Ventos de Santa Ângela 15 S.A
104. Enel Green Power Ventos de Santa Ângela 17 S.A
105. Enel Green Power Ventos de Santa Ângela 19 S.A
106. Enel Green Power Ventos de Santa Ângela 20 S.A
107. Enel Green Power Ventos de Santa Ângela 21 S.A
108. Enel Green Power Ventos de Santa Angela ACL 12 S.A
109. Enel Green Power Ventos de Santa Angela ACL 13 S.A
110. Enel Green Power Ventos de Santa Angela ACL 16 S.A
111. Enel Green Power Ventos de Santa Angela ACL 18 S.A
112. Enel Green Power Ventos de Santa Esperança 03 S.A
113. Enel Green Power Ventos de Santa Esperança 07 S.A.
114. Enel Green Power Ventos de Santa Esperança 08 S.A.
115. Enel Green Power Ventos de Santa Esperança 1 S.A.
116. Enel Green Power Ventos de Santa Esperança 13 S.A.
117. Enel Green Power Ventos de Santa Esperança 15 S.A.
118. Enel Green Power Ventos de Santa Esperança 16 S.A.
119. Enel Green Power Ventos de Santa Esperança 17 S.A.
120. Enel Green Power Ventos de Santa Esperança 21 S.A.
121. Enel Green Power Ventos de Santa Esperança 22 S.A.
122. Enel Green Power Ventos de Santa Esperança 25 S.A.
123. Enel Green Power Ventos de Santa Esperança 26 S.A.
124. Enel Green Power Ventos de Santo Orestes 1 S.A.
125. Enel Green Power Ventos de Santo Orestes 2 S.A.
126. Enel Green Power Ventos de São Roque 01 S.A.
127. Enel Green Power Ventos de São Roque 02 S.A.
128. Enel Green Power Ventos de São Roque 03 S.A.
129. Enel Green Power Ventos de São Roque 04 S.A.
130. Enel Green Power Ventos de São Roque 05 S.A.
131. Enel Green Power Ventos de São Roque 06 S.A.
132. Enel Green Power Ventos de São Roque 07 S.A.
133. Enel Green Power Ventos de São Roque 08 S.A.
134. Enel Green Power Ventos de São Roque 11 S.A.
135. Enel Green Power Ventos de São Roque 13 S.A.
136. Enel Green Power Ventos de São Roque 16 S.A.
137. Enel Green Power Ventos de São Roque 17 S.A.
138. Enel Green Power Ventos de São Roque 18 S.A.
139. Enel Green Power Ventos de São Roque 19 S.A.
140. Enel Green Power Ventos de São Roque 22 S.A.
141. Enel Green Power Ventos de São Roque 26 S.A.
142. Enel Green Power Ventos de São Roque 29 S.A.
143. Enel Green Power Zeus II - Delfina VIII S.A.
144. Enel Green Power Zeus Sul 1 Ltda.
145. Enel Green Power Zeus Sul 2 S.A.
146. Enel Green Power Fontes II Participações S.A.
147. Enel Green Power Lagoa II Participações S.A.
148. Enel Green Power Lagoa III Participações S.A.
149. Enel Green Power Lagoa Participações S.A.

150. Enel Green Power São Gonçalo III Participações S.A.
151. Enel Green Power São Gonçalo Participações S.A.
152. Enel Green Power Ventos de Santa Esperança Participações S.A.
153. Enel Soluções Energéticas Ltda.
154. EnelPower Ltda.
155. Fótons de Santo Anchieta Energias Renováveis S.A.
156. Isamu Ikeda
157. Jade Enertgia Ltda.
158. Parque Eólico Palmas dos Ventos Ltda.
159. Enel Green Power Boa Vista 01 Ltda.
160. Primavera Energia S.A.
161. Quatiara Energia S.A.
162. Socibe Energia S.A.
163. Ventos de Santa Angela Energias Renováveis S.A.
164. Ventos de Santa Esperança Energias Renováveis S.A.
165. Ventos de Santo Orestes Energias Renovaveis S.A.
166. Ventos de São Roque Energias Renováveis S.A.
167. Enel Green Power Aroeira 03 S.A.
168. Enel Green Power Aroeira 04 S.A.
169. Enel Green Power Aroeira 08 S.A.
(*) A holding company in Brazil that controls and consolidates all the companies in Brazil.

Colombia	1. Enel Green Power Colombia S.A.S. ESP.

Costa Rica	1. Enel Green Power Costa Rica S.A.
2. PH Chucas S.A.
3. PH Guacino S.A.
4. Globyte S.A.
5. PH Río Volcán, S.A.
6. Ph Don Pedro, S.A.
7. Energía Global Operaciones S.R.L.

Guatemala	1. Enel Green Power Guatemala S.A.
2. Renovables de Guatemala S.A.
3. Generadora de Occidente Ltda.
4. Transmisora de Energía Renovable S.A.
5. Generadora Montecristo S.A.
6. Tecnoguat S.A.

Panama	1. Enel Green Power Panamá S.R.L.
2. Enel Fortuna, S.A.
3. Generadora Eólica Alto Pacora S.R.L.
4. Llano Sánchez Solar Power One S.R.L.
5. Enel Solar, S.R.L.
6. Generadora Solar Tole S.R.L.
7. Jagüito Solar 10 MW, S.A.
8. Progreso Solar 20 MW, S.A.

Peru	1. Enel Green Power Perú S.A.C.

2. Energética Monzón S.A.C.
3. Empresa de Generación Eléctrica Marcona S.A.C.
4. Empresa de Generación Eléctrica Los Pinos S.A.C.

3.	As requested, the available summarized financial information related to said companies to be integrated into Enel Américas S.A. through the Merger and which permit public access to financial information is attached in Annex 1. The evaluators and experts who are analyzing the operation have had access to the information related to the relevant companies that is not public and they will shortly have access to updated accounting information that will allow them to complete the preparation of their reports.

4.	For more information we hereby attach a presentation made available to the market on September 22, 2020 and published on the Company's website on the same date. Furthermore, we would like to stress that once the evaluators´ and experts´ reports are presented to the Board, they will be available to the market on the Company's website.

Yours truly,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:          Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

    Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

    Depósito Central de Valores SA (Central Securities Depositary)

    Comisión Clasificadora de Riesgo (Risk Classification Commission)

Companies	12/31/2019
	Financial Statements	Country	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Liabilities and Equity	Revenues	EBIT	Net Income

			USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th
Enel Green Power Argentina SA	Individual	Argentina	-	-	-	-	-	(1.123)	-	-	-	(2.239)
Enel Green Power Brasil Participações Ltda.	Consolidated	Brasil	401.738	3.113.729	3.515.467	759.848	871.655	1.883.963	3.515.467	322.034	204.211	66.681
Alvorada Energia S.A.	Individual	Brasil	1.256	7.199	8.455	2.362	3	6.090	8.455	2.226	647	555
Apiacás Energia S.A.	Individual	Brasil	3.673	4.987	8.661	1.775	3	6.883	8.661	5.764	3.818	3.594
Enel Green Power Boa Vista Eólica S.A.	Individual	Brasil	11.159	47.997	59.155	2.645	20.509	36.002	59.155	7.808	4.770	2.916
Enel Green Power Cabeça de Boi S.A.	Individual	Brasil	7.485	85.958	93.442	6.229	28.555	58.658	93.442	7.667	2.688	(348)
Enel Green Power Cristal Eólica S.A	Individual	Brasil	3.571	48.450	52.021	8.864	2.585	40.573	52.021	6.648	3.464	2.065
Enel Green Power Cumaru 01 S.A.	Individual	Brasil	77	7.928	8.005	3.310	207	4.488	8.005	-	(19)	(19)
Enel Green Power Cumaru 02 S.A.	Individual	Brasil	73	5.674	5.747	1.388	223	4.136	5.747	-	(19)	(19)
Enel Green Power Cumaru 03 S.A.	Individual	Brasil	36	5.384	5.420	988	233	4.199	5.420	-	(18)	(18)
Enel Green Power Cumaru 04 S.A.	Individual	Brasil	57	5.662	5.720	1.430	222	4.068	5.720	-	(18)	(18)
Enel Green Power Cumaru 05 S.A.	Individual	Brasil	-	5.001	5.001	1.314	198	3.489	5.001	-	(17)	(17)
Enel Green Power Damascena Eólica S.A.	Individual	Brasil	4.619	37.569	42.188	4.429	17.619	20.139	42.188	5.900	2.987	756
Enel Green Power Delfina A Eólica S.A.	Individual	Brasil	12.740	156.685	169.425	20.199	65.545	83.680	169.425	13.830	5.413	2.776
Enel Green Power Delfina B Eólica S.A.	Individual	Brasil	8.747	44.527	53.274	3.224	21.216	28.834	53.274	6.670	3.716	2.044
Enel Green Power Delfina C Eólica S.A.	Individual	Brasil	3.404	14.548	17.952	829	5.516	11.607	17.952	1.701	832	383

Companies	12/31/2019
	Financial Statements	Country	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Liabilities and Equity	Revenues	EBIT	Net Income

			USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th
Enel Green Power Delfina D Eólica S.A.	Individual	Brasil	9.050	48.804	57.854	3.441	21.860	32.552	57.854	7.193	3.787	1.951
Enel Green Power Delfina E Eólica S.A.	Individual	Brasil	10.756	49.098	59.854	3.768	21.822	34.264	59.854	9.298	6.207	4.306
Enel Green Power Desenvolvimento Ltda.	Individual	Brasil	2.881	4.808	7.689	3.287	47	4.354	7.689	-	73	54
Enel Green Power Dois Riachos Eólica S.A.	Individual	Brasil	5.566	39.091	44.657	3.036	1.142	40.479	44.657	7.480	3.750	3.605
Enel Green Power Emiliana Eólica S.A.	Individual	Brasil	3.849	37.061	40.910	2.554	530	37.825	40.910	5.865	2.348	2.086
Enel Green Power Esperança Eólica S.A.	Individual	Brasil	2.687	39.510	42.197	4.858	885	36.455	42.197	5.109	2.368	2.217
Enel Green Power Fazenda S.A.	Individual	Brasil	3.337	78.386	81.723	7.805	18.941	54.977	81.723	6.287	1.719	(569)
Enel Green Power Horizonte MP Solar S.A.	Individual	Brasil	7.235	134.130	141.365	13.318	18.927	109.120	141.365	15.408	8.097	5.704
Enel Green Power Ituverava Norte Solar S.A.	Individual	Brasil	4.565	104.585	109.150	11.279	53.298	44.573	109.150	6.727	2.277	1.084
Enel Green Power Ituverava Solar S.A.	Individual	Brasil	6.047	102.151	108.198	12.512	53.225	42.461	108.198	7.684	1.690	556
Enel Green Power Ituverava Sul Solar S.A.	Individual	Brasil	7.239	178.668	185.906	24.466	81.467	79.973	185.906	10.590	3.076	1.217
Enel Green Power Joana Eólica S.A.	Individual	Brasil	2.755	36.276	39.031	2.362	811	35.858	39.031	6.436	2.995	2.830
Enel Green Power Maniçoba Eólica S.A.	Individual	Brasil	5.142	39.336	44.479	3.740	16.344	24.394	44.479	4.751	1.908	(31)
Enel Green Power Modelo I Eólica S.A.	Individual	Brasil	3.475	35.715	39.190	4.365	1.080	33.745	39.190	6.800	2.841	2.586
Enel Green Power Modelo II Eólica S.A.	Individual	Brasil	2.772	31.338	34.109	3.469	832	29.808	34.109	5.503	2.429	2.184
Enel Green Power Morro Do Chapeu I Eolica S.A.	Individual	Brasil	14.730	118.945	133.674	16.551	2.126	114.997	133.674	14.136	7.958	7.490

Companies	12/31/2019
	Financial Statements	Country	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Liabilities and Equity	Revenues	EBIT	Net Income

			USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th
Enel Green Power Morro Do Chapeu II Eolica S.A.	Individual	Brasil	17.569	92.621	110.191	4.064	1.765	104.361	110.191	14.036	9.217	9.036
Enel Green Power Mourão S.A.	Individual	Brasil	2.515	8.123	10.638	1.014	25	9.599	10.638	2.654	2.475	2.409
Enel Green Power Paranapanema S.A.	Individual	Brasil	7.057	37.171	44.227	5.443	0	38.784	44.227	10.584	7.721	7.429
Enel Green Power Pau de Ferro S.A.	Individual	Brasil	2.054	37.016	39.070	3.817	896	34.357	39.070	6.829	3.619	3.399
Enel Green Power Pedra do Gerônimo Eólica S.A.	Individual	Brasil	6.830	48.913	55.743	2.708	672	52.363	55.743	7.458	3.859	3.812
Enel Green Power Primavera Eólica S.A	Individual	Brasil	4.354	53.089	57.443	10.478	2.130	44.835	57.443	7.263	4.256	2.866
Enel Green Power Salto Apiacás S.A.	Individual	Brasil	7.510	83.914	91.424	5.477	24.688	61.259	91.424	10.634	3.163	264
Enel Green Power São Abraão S.A.	Individual	Brasil	11.860	45.776	57.637	2.678	20.461	34.499	57.637	7.752	4.883	3.073
Enel Green Power Sao Goncalo 01 S.A.	Individual	Brasil	608	34.817	35.426	7.995	302	27.129	35.426	88	(92)	26
Enel Green Power Sao Goncalo 02 S.A.	Individual	Brasil	1.146	35.856	37.001	16.320	330	20.351	37.001	-	(24)	(265)
Enel Green Power Sao Goncalo 03 S.A.	Individual	Brasil	260	50.444	50.703	11.521	328	38.854	50.703	-	(96)	(405)
Enel Green Power Sao Goncalo 04 S.A.	Individual	Brasil	205	39.230	39.435	27.403	330	11.702	39.435	-	(24)	(19)
Enel Green Power Sao Goncalo 05 S.A.	Individual	Brasil	427	38.185	38.611	27.533	330	10.747	38.611	-	(20)	(15)
Enel Green Power Sao Goncalo 06 S.A.	Individual	Brasil	440	22.657	23.097	15.251	302	7.544	23.097	-	(6)	(137)
Enel Green Power Sao Goncalo 07 S.A.	Individual	Brasil	873	5.412	6.285	4.148	228	1.908	6.285	-	(5)	(9)
Enel Green Power Sao Goncalo 08 S.A.	Individual	Brasil	212	4.649	4.861	3.208	282	1.371	4.861	-	(4)	(9)

Companies	12/31/2019
	Financial Statements	Country	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Liabilities and Equity	Revenues	EBIT	Net Income

			USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th
Enel Green Power Sao Goncalo 10 S.A.	Individual	Brasil	248	34.667	34.915	24.514	330	10.071	34.915	-	(20)	(37)
Enel Green Power Sao Goncalo 11 S.A.	Individual	Brasil	147	7.771	7.918	3.390	228	4.300	7.918	-	(4)	(12)
Enel Green Power Sao Goncalo 12 S.A.	Individual	Brasil	191	3.723	3.913	3.058	228	627	3.913	-	(5)	(16)
Enel Green Power Sao Goncalo 21 S.A.	Individual	Brasil	283	24.265	24.548	9.586	330	14.632	24.548	-	(153)	(207)
Enel Green Power Sao Goncalo 22 S.A.	Individual	Brasil	301	35.710	36.011	11.405	330	24.275	36.011	44	(143)	(84)
Enel Green Power São Judas Eólica S.A.	Individual	Brasil	4.511	46.639	51.150	8.926	2.158	40.066	51.150	7.023	3.716	2.295
Enel Green Power Tacaicó Eólica S.A.	Individual	Brasil	2.738	23.972	26.710	1.906	596	24.208	26.710	4.381	2.121	2.006
Enel Green Power Ventos De Santa Ângela 01 S.A.	Individual	Brasil	80	29.679	29.759	16.236	284	13.239	29.759	-	(21)	(34)
Enel Green Power Ventos De Santa Ângela 02 S.A.	Individual	Brasil	24.448	35.496	59.944	10.342	300	49.303	59.944	-	(10)	(116)
Enel Green Power Ventos De Santa Ângela 03 S.A.	Individual	Brasil	7	24.884	24.891	3.430	292	21.169	24.891	-	(17)	(169)
Enel Green Power Ventos De Santa Ângela 04 S.A.	Individual	Brasil	2	24.801	24.803	3.839	282	20.682	24.803	-	(22)	(177)
Enel Green Power Ventos De Santa Ângela 05 S.A.	Individual	Brasil	5	23.888	23.893	14.613	307	8.973	23.893	-	(29)	26
Enel Green Power Ventos De Santa Ângela 06 S.A.	Individual	Brasil	3	23.586	23.590	17.212	296	6.081	23.590	-	(22)	21
Enel Green Power Ventos De Santa Ângela 07 S.A.	Individual	Brasil	54	18.289	18.343	12.300	219	5.823	18.343	-	(16)	19
Enel Green Power Ventos De Santa Ângela 08 S.A.	Individual	Brasil	139	18.192	18.331	11.597	273	6.461	18.331	-	(15)	22
Enel Green Power Ventos De Santa Ângela 09 S.A.	Individual	Brasil	7	13.293	13.299	5.233	401	7.665	13.299	-	(19)	42

Companies	12/31/2019
	Financial Statements	Country	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Liabilities and Equity	Revenues	EBIT	Net Income

			USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th
Enel Green Power Ventos De Santa Ângela 10 S.A.	Individual	Brasil	6	24.155	24.161	3.773	362	20.026	24.161	-	(20)	(39)
Enel Green Power Ventos De Santa Ângela 11 S.A.	Individual	Brasil	4	31.875	31.880	9.054	364	22.461	31.880	-	(30)	(299)
Enel Green Power Ventos De Santa Ângela 14 S.A.	Individual	Brasil	27	42.673	42.700	22.473	502	19.725	42.700	-	(164)	(204)
Enel Green Power Ventos De Santa Ângela 15 S.A.	Individual	Brasil	6	14.617	14.623	9.731	390	4.503	14.623	-	(18)	43
Enel Green Power Ventos De Santa Ângela 17 S.A.	Individual	Brasil	3	19.234	19.237	8.279	432	10.526	19.237	-	(20)	160
Enel Green Power Ventos De Santa Ângela 19 S.A.	Individual	Brasil	2	13.586	13.588	9.917	259	3.413	13.588	-	(15)	29
Enel Green Power Ventos De Santa Ângela 20 S.A.	Individual	Brasil	3	15.140	15.144	12.164	291	2.689	15.144	-	(18)	26
Enel Green Power Ventos De Santa Ângela 21 S.A.	Individual	Brasil	6	17.894	17.900	13.256	251	4.393	17.900	-	(44)	(8)
Enel Green Power Ventos de Santa Angela ACL 16 S.	Individual	Brasil	4	3.652	3.655	802	274	2.579	3.655	-	(9)	11
Enel Green Power Ventos de Santa Esperança 13 S.A.	Individual	Brasil	229	4.137	4.366	974	-	3.392	4.366	-	(8)	(8)
Enel Green Power Ventos de Santa Esperança 15 S.A.	Individual	Brasil	225	5.970	6.195	775	-	5.420	6.195	-	(7)	(7)
Enel Green Power Ventos De Santa Esperança 16 S.A.	Individual	Brasil	4.470	3	4.473	701	-	3.772	4.473	-	(0)	(0)
Enel Green Power Ventos de Santa Esperança 17 S.A.	Individual	Brasil	377	4.559	4.936	840	-	4.096	4.936	-	(7)	(8)
Enel Green Power Ventos de Santa Esperança 21 S.A.	Individual	Brasil	13	4.789	4.803	763	-	4.039	4.803	-	(0)	(0)
Enel Green Power Ventos de Santa Esperança 22 S.A.	Individual	Brasil	37	4.793	4.830	765	-	4.064	4.830	-	(0)	(0)
Enel Green Power Ventos de Santa Esperança 26 S.A.	Individual	Brasil	4	6.608	6.612	2.560	-	4.052	6.612	-	(0)	(0)

Companies	12/31/2019
	Financial Statements	Country	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Liabilities and Equity	Revenues	EBIT	Net Income

			USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th	USD Th
Enel Green Power Zeus II Delfina VIII Eólica S.A.	Individual	Brasil	6.816	35.306	42.122	6.323	958	34.842	42.122	6.573	2.478	1.024
Enel Soluções Energéticas Ltda.	Individual	Brasil	1.135	12.809	13.944	2.779	209	10.955	13.944	1.275	109	83
Isamu Ikeda Energia S.A.	Individual	Brasil	8.213	11.900	20.113	2.334	57	17.722	20.113	8.424	5.578	5.306
Primavera Energia S.A.	Individual	Brasil	4.934	16.478	21.412	6.121	23	15.268	21.412	8.722	6.058	5.770
Quatiara Energia S.A.	Individual	Brasil	1.289	3.551	4.841	660	43	4.137	4.841	920	(236)	(359)
Socibe Energia S.A.	Individual	Brasil	10.512	3.750	14.262	6.892	-	7.370	14.262	6.076	4.820	4.764
Energia Y Servicios South America Spa	Consolidated	Chile	-	-	-	-	-	400.929	-	-	-	(6.738)
Enel Green Power Colombia SAs Esp	Individual	Colombia	-	-	-	-	-	75.244	-	-	-	(4.492)
Enel Green Power Costa Rica	Individual	Costa Rica	-	-	-	-	-	143.750	-	-	-	6.738
Ph Chucas SA	Individual	Costa Rica	-	-	-	-	-	120.166	-	-	-	(10.107)
Enel Green Power Guatemala SA	Individual	Guatemala	-	-	-	-	-	(1.123)	-	-	-	-
Renovables De Guatemala SA	Individual	Guatemala	-	-	-	-	-	345.899	-	-	-	1.123
Transmisora De Energia Renovable SA	Individual	Guatemala	-	-	-	-	-	34.815	-	-	-	1.123
Enel Green Power Panama SA	Individual	Panama	-	-	-	-	-	165.088	-	-	-	34.815
Enel Green Power Perú SA	Individual	Perú SA	-	-	-	-	-	96.582	-	-	-	3.369

Merger of EGP Américas' Assets
Transaction description

September 22nd, 2020

Américas

Enel Américas Investor Relations

Enel Américas recent history

The Proposed Transaction paves the way for a new growth phase enel Américas

2016

Enel Dx Goiás
1. Price: US$ 720 mn
2. Clients: 2.9 mn
3. Location: State of Goiás

Business reorganization in Latam

enel Américas

2017

Volta Grande acquisition
1. Price: US$ 445 mn
2. Installed capacity: 380 MW
3. Location: State of Minas Gerais

Purchase of 7.5% stake in Enel Dx Perú from minorities
Price: US$ 80 mn

2018

Enel Dx Sao Paulo
1. Price: US$ 2.4 bn
2. Clients: 7.2 mn
3. Location: Sao Paulo

2019

US$ 3bn Capital Increase: Financial flexibility improvement

enel

Q4 2020

Shareholders' Meeting of Enel Américas to vote on the merger of EGP Américas into Enel Américas

Q2 2021

Merger becomes effective

Accelerating the energy transition

Consolidation of distribution business → **New Growth phase**

2

Proposed Transaction

Merger of EGP assets in Central and South America ex Chile in Enel Américas

Current situation
Other shareholders
100%
65%
35%
Green Power
Américas
100%
ARGENTINA
100%
BRAZIL
100%
COLOMBIA
100%
PERU
100%
COSTA RICA
100%
GUATEMALA
51%
PANAMA
100%(1)
100%
49%(2)
100%
ARGENTINA
BRAZIL
COLOMBIA
PERU
Post transaction
Other shareholders
>65%
<35%
Américas
100%
ARGENTINA
100%
BRAZIL
100%
COLOMBIA
100%
PERU
100%
COSTA RICA
100%
GUATEMALA
51%
PANAMA
100%(1)
100%
49%(2)
100%
ARGENTINA
BRAZIL
COLOMBIA
PERU
Distribution
Generation
Hydro
Renewables

1. 0,08% is owned by Enel Gx Chile
2. 100% Consolidated. No existing subholding

3

Transaction rationale

Enel Américas would be fully integrated along the power value chain enel Américas

- Accelerate Enel Américas' positioning within energy transition
- Consolidate Enel Américas as a leading power utility in Central and South America
- Diversify the asset portfolio of Enel Américas both by geography and generation technology
- Access to the know-how and track record of EGP, global leader in renewable development
- Provide a clear path to organic growth in renewable power generation
- Preserve the financial flexibility and discipline of the Enel Américas' Group to further acquisitions

4

Transaction perimeter

EGP Américas manages a portfolio of c. 5.1 GW assets, in operation or in execution…

enel Américas

MW in operation

Guatemala

Installed capacity	164MW

Colombia

Installed capacity	86MW

Peru

Installed capacity	312MW

Costa Rica

Installed capacity	81MW

Panama

Installed capacity[2]	362MW

Brazil

Installed capacity	1,872MW

Total Estimated Capacity: 5.1 GW

In Operation: 2.9 GW

Projects in Execution[1]: 2.2 GW

PV Solar Wind Hydro

Source: ENEL 1H 2020 results

1. Does not include Argentina as the Pampa project (100 MW wind power) has been postponed
2. Includes Fortuna, Hydro plant (300 MW)

5

Generation mix post-Transaction

…which will reposition Enel Américas within the energy transition

MW in operation post – Transaction

Central America(1)
10%
0.6 GW
90%
Peru
8%
6%
2.3 GW
34%
52%
Colombia
2%
11%
3.6 GW
86%
Argentina
30%
4.4 GW
70%
Brazil
10%
27%
3.2 GW
39%
24%
Conventional Gx(2)
Hydro
Wind
PV Solar

Pre
45%
11.3 GW
55%
Post(3)
31%
16.4 GW
69%

55% emission free → ***c. 70% emission free***

Accelerate and facilitate the decarbonization path

Extract synergies and minimize operational and financial risk

More sustainable generation mix and business model going forward

1. Includes Panamá, Costa Rica and Guatemala
2. Includes oil & gas, CCGT and coal
3. Includes MW in operation (2.9 GW) and projects in execution (2.2 GW)

6

Growth profile going forward

Future growth strongly supported by EGP Américas' asset base and capabilities to build a large pipeline

GW of Installed Capacity

Enel Américas'
Strategic Plan 2020-22
+0%
11.3
11.3
EAM 2019
EAM 2022
+45%
2.9
2.2
16.4
c.12-13
EGP
In Operation
EGP
In Execution
EAM Post
Transaction
EGP Pipeline (1)
A large Pipeline will fuel future installed capacity growth

1. As per Enel 1H 2020 results presentation. It includes pipeline in Brazil, Colombia, Peru and Panama

7

Transaction indicative milestones

The Transaction will be treated as a Related Party Transaction under Chilean Law enel Américas

Related Party Transaction Process

~45 days

21 Sep

1 **Board of Directors of Enel Américas launches the Related Party Transaction and appoints:**

- ✓ Independent evaluators
- ✓ Appraiser for the Merger

Mid Nov

2 **Independent evaluators and appraisers present their reports:**

- ✓ Corporate interest
- ✓ Market terms and conditions

3 **Board of Directors of Enel Américas summons EGM to approve the merger:**

- ✓ Takes note of the reports from evaluators, Committee of independent directors and appraiser and individual directors opinions
- ✓ Pro-forma financial statements as of September 30, 2020 for merger
- ✓ Proposal of final terms and conditions for the Merger is defined

End Dec

4 **EGM votes on the merger**

- ✓ Related Party Transaction: 2/3 of the share capital
- ✓ Bylaws amendment: 75% of the share capital

30 days withdrawal right period

Shareholders who voted against or did not vote could exercise a withdrawal right at a price calculated as the weighted-average price of the shares of Enel Americas in the 60 trading days preceding the 30 trading days prior to the date of the EGM that voted on the merger

The Transaction is targeted for completion in Q2 2021

8

Merger of EGP Américas' Assets

Disclaimer

Important Legal Information

This presentation does not constitute an offer to sell securities and is not soliciting an offer to buy any securities in any jurisdiction.

This presentation should in no way be deemed to be an offer or an invitation to participate in the proposed merger described in this presentation. Such transaction is subject to certain corporate, shareholder and regulatory approvals and to corporate and securities laws and other regulations applicable in Chile, the United States of America and other relevant jurisdictions.

Forward-Looking Statements

This presentation contains statements that may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements appear throughout this presentation and include statements regarding the intent, belief or current expectations of Enel Américas and its management with respect to, among other things: (i) Enel Américas' business plans, including the proposed merger; (ii) trends affecting Enel Américas' financial condition or results of operations, including market trends in the electricity sector in Argentina, Brazil, Colombia and Peru; (iii) the impact of competition and regulation in the electricity sector in Argentina, Brazil, Colombia and Peru; (iv) political and economic conditions in the countries in which Enel Américas and its affiliates operate; and (v) other statements included in this presentation regarding matters that are not historical facts. Such forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties. Actual results may differ materially from those provided in the forward-looking statements as a result of various risks and uncertainties, including those described in Enel Américas' Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the dates they were made. Neither Enel Américas nor any of its affiliates undertakes any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For all these forward-looking statements, Enel Américas claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

9

Merger of EGP Américas' Assets

Contact us

Américas

Rafael de la Haza
Head of Investor Relations

Investor Relations team
Jorge Velis
Javiera Rubio
Nicolás Gracia
Francisco Basauri
Gonzalo Juárez
María Luz Muñoz

Contacts

Email: ir.enelamericas@enel.com

Channels

Website
www.enelamericas.com

Mobile App
Enel Américas Investors

Download App

iOS

Android

Thank you.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: October 28, 2020